UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 22 September 2026

Commission File Number: 001-43229

Wise Group plc

(Translation of registrant’s name into English)

1st Floor, Worship Square

65 Clifton Street

London EC2A 4JE

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Transaction in Own Shares dated 22 September 2026

Exhibit 99.1
Wise Group plc

Transaction in Own Shares

Wise Group plc (the "Company") announces that from 14 September 2026 up to and including 18 September 2026 it repurchased a total of (i) 842,561 of its Class A ordinary shares on Nasdaq and/or other applicable US trading venues and (ii) 1,145,131 of its Class A ordinary shares on the London Stock Exchange and other in both cases through Goldman Sachs International or one of its affiliates, as detailed below.

The repurchased Class A ordinary shares will be held in treasury.

Date	Aggregate number of Class A ordinary shares purchased	Volume weighted average price paid per share	Highest price paid per share	Lowest price paid per share	Trading venue
2026-09-14	81,770	GBP 8.9921	GBP 9.0580	GBP 8.9420	XLON
2026-09-14	99,031	USD 12.1248	USD 12.2250	USD 12.0100	NASDAQ
2026-09-15	125,056	GBP 8.7365	GBP 8.8240	GBP 8.6420	XLON
2026-09-15	89,535	GBP 8.7441	GBP 8.8160	GBP 8.6440	CHIX
2026-09-15	101,533	GBP 8.7368	GBP 8.8160	GBP 8.6420	BATE
2026-09-15	200,000	USD 11.7338	USD 11.9100	USD 11.6000	NASDAQ
2026-09-16	108,106	GBP 8.6916	GBP 8.7680	GBP 8.5740	XLON
2026-09-16	106,000	GBP 8.6962	GBP 8.7580	GBP 8.5780	CHIX
2026-09-16	49,633	GBP 8.6955	GBP 8.7600	GBP 8.5760	BATE
2026-09-16	196,684	USD 11.6950	USD 11.8000	USD 11.6150	NASDAQ
2026-09-17	133,590	GBP 8.7802	GBP 8.8760	GBP 8.6760	XLON
2026-09-17	104,000	GBP 8.7888	GBP 8.8760	GBP 8.6740	CHIX
2026-09-17	60,559	GBP 8.7890	GBP 8.8700	GBP 8.6800	BATE
2026-09-17	196,846	USD 11.7844	USD 11.8800	USD 11.7100	NASDAQ
2026-09-18	79,471	GBP 8.6961	GBP 8.7460	GBP 8.6360	XLON
2026-09-18	70,923	GBP 8.6948	GBP 8.7460	GBP 8.6400	CHIX
2026-09-18	34,955	GBP 8.6974	GBP 8.7460	GBP 8.6460	BATE
2026-09-18	150,000	USD 11.5789	USD 11.6800	USD 11.4950	NASDAQ

The repurchases form part of the Company's share buyback program announced on July 21, 2026 (the "Buyback"). In connection with the Buyback, the Company expects to repurchase up to £405 million (approximately $540 million) of its Class A ordinary shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) and Commission Delegated Regulation (EU) 2016/1052 as such legislation forms part of law in the United Kingdom (the "UK") by virtue of the EU (Withdrawal) Act 2018 (as may be amended, extended and/or supplemented from time to time), a detailed breakdown of individual trades made by Goldman Sachs International on behalf of the Company as part of the Buyback is scheduled to this announcement. This announcement is also being made for the purposes of the UK Financial Conduct Authority's Listing Rule 14.3.17(2).

http://www.rns-pdf.londonstockexchange.com/rns/6643V_1-2026-9-21.pdf

Enquiries

Martin Adams - Investor Relations
owners@wise.com

Sana Rahman - Communications
press@wise.com

Brunswick Group
Charles Pretzlik / Emily Murphy
Wise@brunswickgroup.com
+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world's money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world's money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISE GROUP PLC

Date: 22 September, 2026	By:	/s/ Emmanuel Thomassin
	Name:	Emmanuel Thomassin
	Title:	Chief Financial Officer